Exhibit 1.01

RAYTHEON COMPANY

CONFLICT MINERALS REPORT
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2016

Overview

This Conflict Minerals Report (“CMR”) has been prepared by Raytheon Company to comply with US Securities and Exchange Commission (“SEC”) rules implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The terms “we”, “us”, “our”, “Raytheon” and the “Company” mean Raytheon Company and its subsidiaries, unless the context indicates otherwise.

Raytheon is a technology and innovation leader specializing in defense and other government markets throughout the world. We develop technologically advanced and integrated products, services and solutions in our core markets: sensing; effects; command, control, communications, computers, cyber and intelligence (C5I™); mission support; and cybersecurity. We serve both domestic and international customers, primarily as a prime contractor or subcontractor on a broad portfolio of defense and related programs for government customers. Additional information about Raytheon, our products and our subsidiaries may be obtained by accessing our corporate website, www.raytheon.com. As a leader in our industry, Raytheon is firmly committed to ethical business conduct and the responsible sourcing of minerals throughout our global supply chain.

Raytheon’s products are typically complex, requiring many suppliers to support their development and manufacturing. Our supply chain is correspondingly complex and multi-tiered. To identify the risk that tin, tantalum, tungsten or gold (collectively known as “3TG”) in our products may directly or indirectly benefit armed groups operating in the Democratic Republic of the Congo and its immediate adjoining countries (collectively known as the “Covered Countries”), we evaluated our hardware products and found that the majority of those products do contain 3TG, that the 3TG is essential to the functionality of those products, and is not from recycle or scrap. As a result, Raytheon conducted a Reasonable Country of Origin Inquiry (“RCOI”) in 2016 with our suppliers to identify the risk associated with 3TG in our products.

At the conclusion of the RCOI effort, Raytheon reviewed supplier responses to determine whether the suppliers indicated that 3TG in their products originated in the Covered Countries. If the 3TG covered in the supplier’s response was sourced from the Covered Countries, our process required us to conduct due diligence to assess the identified risk, and subsequently take appropriate actions to mitigate it, when needed. The due diligence measures performed on those suppliers are described below.

Raytheon relies on our suppliers to provide information on the sources of 3TG in the products they sell to us. In order to obtain such information, we requested information from first-tier suppliers targeted in our RCOI, using the Conflict Materials Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). The CMRT asks the supplier to provide information about the 3TG smelters or refiners (“SORs”) in their supply chain and other questions related to their efforts to identify and address risk in their own 3TG supply chains. The resulting responses from the suppliers were compiled in a data management system, providing the capability to track responses and identify risk.

Summary of the 2016 RCOI Process and Results

•	Raytheon requested information from suppliers representing over ninety (90) percent of supplier spend for 3TG-containing products, representing two hundred sixty-four (264) separate suppliers.

•	We received two hundred fourteen (214) complete responses from surveyed suppliers, for a response rate of eighty-one (81) percent.

•
Sixty-seven (67) suppliers indicated that their products were produced using 3TG originating in the Covered Countries, or twenty-five (25) percent of surveyed suppliers, an increase from twenty (20) percent in 2015.

•	Fifty (50) suppliers either did not respond or provided incomplete information despite several requests for information.

Raytheon products that contain 3TG are listed with their descriptions in Table 1, below. The listed products include systems and system components, including components needed for operation, maintenance, and/or repair or provided for the upgrade of existing products. Also, the listed products are not exclusive to each other; some products may contain several product categories in a single, integrated Raytheon-produced product.
Table 1: Raytheon Manufactured Products and Product Descriptions

Product	Description
Air and Missile Defense	Interceptors, radars and space sensors that provide protection against ballistic missiles, cruise missiles, aircraft and other threats
Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance
Products that are used to provide increased situational awareness and control capabilities through the collection, analysis and distribution of information in real time for a variety of missions and applications ranging from force command and air traffic management to border and maritime protection

Cyber
Products used to defend networks and build cyber resiliency into software, hardware and architecture including cross domain information sharing, counterintelligence solutions, network monitoring and traffic analysis, and encryption hardware

Electronic Warfare (EW)
Products that use the electromagnetic (EM) spectrum or directed energy to control, attack, or impede the enemy or ensure friendly access to the EM spectrum, including radar warning receivers, airborne decoys, electronic attack, tactical signal intelligence, EW battle management, and jammers

Sensors and Imaging
Products intended to detect the presence, direction, distance and speed of objects such as aircraft situational awareness radars, fire control radars, and space sensors, not included in the Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance or Air and Missile Defense categories

Precision Weapons	Guided missiles, torpedoes, bombs and munitions, as well as ordnance and weapons delivery equipment including navigation and target seeking technologies
Training	Products for training and mission support, including test equipment, training equipment, simulation and security systems
Classified	Products whose make-up and/or details are deemed sensitive information based on national or regional security interests

Description of Due Diligence Measures Performed

Raytheon’s 3TG supply chain due diligence measures have been designed to conform to the framework presented by The Organization for Economic Co-operation and Development (“OECD”) document Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related individual supplements for gold, and for tin, tantalum and tungsten.

In accordance with the five-step process in the OECD Guidance, Raytheon conducted the following due diligence and other activities in 2016:

Step 1. Maintained a Strong Conflict Minerals Management System

•	Raytheon Conflict Minerals Policy Statement
The Raytheon Conflict Minerals Policy Statement remains in place and is available at: http://www.raytheon.com/responsibility/environment/conflict_minerals/index.html

•	Internal Management and Control
Raytheon continued to employ a dedicated and cross-functional team to implement our policy statement and manage the efforts of the Raytheon Conflict Minerals Program. The activities of the team are led by the Raytheon Supply Chain organization, with oversight by a Conflict Minerals Executive Team, providing program coordination and direction. The Team includes senior leaders from Supply Chain, Engineering, Finance, Contracts, and Legal. In 2016, reviews were conducted to monitor progress in meeting program goals and the implementation of the Raytheon policy statement.

•	Industry Engagement
Raytheon actively participates in several industry groups that are working to improve development of conflict-free 3TG supply chains. These industry groups include the CFSI (http://www.conflictfreesourcing.org) and the Conflict Minerals Working Group (“CMWG”) of the Aerospace Industries Association (“AIA”) (www.aia-aerospace.com). During 2016, Raytheon continued to be an active member of both the CFSI (CFSI ID Code: RAYT) and the AIA CMWG, engaging in the development and continual improvement of activities. The CFSI conducts voluntary third-party audits of SORs to promote responsible sourcing practices and publishes a list of conflict-free SORs as part of its Conflict-Free Smelter Program (“CFSP”). Raytheon also continued its active support of the conflict minerals activities of the electronics industry IPC trade organization (http://www.ipc.org), which has two different committees focused on conflict minerals due diligence and supply chain data exchange.

•	Supplier Engagement
Raytheon engaged with our suppliers through: RCOI and due diligence activities; the continued use of conflict mineral terms and conditions on purchase orders; and information provided to suppliers on conflict minerals regulatory compliance requirements. This information was communicated to our suppliers through direct mailings; our “Supplier Resources” website where suppliers can access information, resources and guidance related to conflict minerals (http://www.raytheon.com/suppliers/supplier_resources/index.html); and our supplier portal, Exostar.

•	Reporting Process
Raytheon’s ethics reporting process is in place to address concerns related to conflict minerals through a toll-free helpline (800-423-0210) or email address: comments-ethics@raytheon.com. Reporters of concerns may also address concerns related to conflict minerals through comments-supplychain@raytheon.com. Additionally, interested parties may also contact Raytheon with conflict minerals concerns via email to conflict_minerals@raytheon.com.

Step 2. Identified and Assessed Risks in Our Supply Chain
Suppliers who indicated that 3TG in their products originated in the Covered Countries represent risk in our supply chain, as revenues from 3TG mining and trade in that region could be supporting local armed groups. When a supplier indicated 3TG in their products were, or may have been sourced from the Covered

Countries, Raytheon conducted further inquiries with that supplier as to whether (a) it could determine whether the SORs in its supply chain could demonstrate responsible sourcing practices, and (b) it could tie 3TG from the Covered Countries to products directly supplied to Raytheon. During our RCOI we found sixty-seven (67) suppliers that indicated they were sourcing 3TG originating in the Covered Countries and thus were subject to due diligence activities.
Major findings from our due diligence activities include:

•
Twenty-three (23) of the sixty-seven (67) suppliers that indicated they were sourcing 3TG from the Covered Countries also indicated they were exclusively sourcing from SORs that were CFSI-compliant, and thus were obtaining 3TG from sources demonstrated not to support armed conflict.

•	The remaining forty-four (44) suppliers indicated they were, or may be sourcing from the Covered Countries, however, seventy-one (71) percent of their SORs were identified as CFSI-compliant.

•
None of the suppliers who indicated they were, or may be sourcing from the Covered Countries from non-compliant SORs could tie 3TG sourced from the Covered Countries to specific products supplied to Raytheon. Thus, we were not able to confirm that 3TG from the Covered Countries was in Raytheon products.

Step 3. Implemented Our Strategy to Respond to Identified Risks
Our Due Diligence Plan includes provisions for addressing risk in our supply chain, ranging from supplier education to communications and reminders about the conflict minerals clause in Raytheon’s terms and conditions for suppliers. The risk management measures employed are determined by analysis and review, considering the nature and extent of the risk, and supplier efforts to manage it. Our risk management process also requires providing timely information to our Executive Team and affected stakeholders for their participation in managing risk.

Step 4. Worked with Industry Groups to Strengthen Smelter/Refiner’s Due Diligence Practices
As described earlier, Raytheon continued to support industry-wide initiatives that provided information from upstream suppliers within our 3TG supply chain. One such industry initiative is the CFSI, which audits SOR due diligence activities and promotes the responsible sourcing of 3TG. Raytheon also actively supports the conflict minerals initiatives of the AIA and IPC.

Step 5. Reported on Supply Chain Due Diligence.
Raytheon submitted our annual Conflict Minerals Report to the SEC, the public and our shareholders in 2016, and provided additional information on our conflict minerals efforts internally and externally through various Raytheon websites and communications tools. We will also include information on conflict minerals efforts as part of our 2016 Corporate Responsibility Report that will be published in 2017 at http://www.raytheon.com/responsibility/.

Ongoing and Planned Efforts to Mitigate the Risk and Improve Due Diligence

We will continue to use the experience we have gained over the last four years of due diligence activities to strengthen our supplier engagement and continue to promote responsible sourcing in our supply chains. Our ongoing efforts to improve how we obtain information from suppliers regarding their sourcing practices will support the use of that information in guiding us in improving our sourcing and risk management practices.
Other planned activities to improve our due diligence and risk management activities include the following:

•
Continue to work closely with a subset of our direct suppliers that provide products containing 3TG (i.e., those suppliers from whom Raytheon directly buys 3TG-containing products or materials), focusing on those suppliers with whom we conduct the largest volumes of such purchases.

•	Monitor the processes and tools used in the data collection activities and continue to identify and pursue efficiencies for both Raytheon and our suppliers.

•	Use the experience gained over the last few years to enhance our supplier engagement on responsible sourcing practices.

•	Work with our distribution partners to continue to improve original equipment manufacturer (OEM) responsiveness and information accuracy.

Within our industry, we will continue to support efforts to encourage responsible sourcing practices by SORs that do not currently demonstrate due diligence in their sourcing practices. We anticipate continuing to use industry-developed information, tools and processes wherever possible, as they become available to us.

Information Related to Conflict Minerals in Raytheon Products

As discussed above, we were not able to establish a direct connection between 3TG from non-CFSI compliant smelters and products supplied to us. Thus, we cannot determine if 3TG from non-CFSI compliant smelters is contained in our products.

Conclusion

In 2016, Raytheon continued to receive strong participation rates for supplier responses. However, in spite of several years of effort and improvements, the process of gathering comprehensive information both during our RCOI and due diligence activities remains extremely challenging. Supplier responses still commonly indicate that only limited information is available through the supply chain on the sources of 3TG in their products. Further, most supplier reporting is still being done at levels that do not allow us to determine the sources of 3TG in products specifically supplied to us (e.g., reporting at a company level and not directly applicable to specific products supplied to Raytheon). With our participation and support, our industry continues to make progress in influencing the supply chain in moving towards more responsible sourcing of 3TG, despite these challenges.